June 1, 2011

VIA EDGAR

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:	Mr. Daniel F. Duchovny

Re:	Iridium Communications Inc.

Schedule TO-I filed May 17, 2011

File No. 005-83853

Ladies and Gentlemen:

On behalf of Iridium Communications Inc. (the “Company”), we are responding to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated May 24, 2011 with respect to the above-referenced filing (the “Comment”). Set forth below is the Company’s response to the Comment. For your convenience, we have incorporated the Comment into this response letter.

Offer Letter

Extensions: Amendments; Conditions; Termination, page 13

1.	A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. In this regard, we note condition (C) on page 14 which appears to be within your control. Therefore, through this condition you have created the implication that you may conduct an illusory offer in potential contravention of Section 14(e). Please revise your disclosure accordingly.

In response to the Staff’s Comment, the Company has today filed Amendment No. 1 to the Schedule TO reflecting the deletion of condition (C) as a condition to the Offer.

Pursuant to the Staff’s letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

June 1, 2011

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•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

IRIDIUM COMMUNICATIONS INC.

By:	/s/ Thomas J. Fitzpatrick
Thomas J. Fitzpatrick
Chief Financial Officer

cc:	Thomas D. Hickey, Chief Legal Officer

Brent B. Siler, Cooley LLP